UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Applied Minerals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03823M100

(CUSIP Number)

Mr. Jeffrey Blumberg Drinker Biddle & Reath LLP 191 North Wacker Drive, Suite 3700 Chicago, Illinois 60606 (312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03823M100	13D/A	Page 2 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 10,774,748
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,774,748
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,774,748
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03823M100	13D/A	Page 3 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,836,782
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,836,782
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,836,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 03823M100	13D/A	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Opportunity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,822,594
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,822,594
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,822,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 03823M100	13D/A	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,434,124
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,434,124
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,434,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 03823M100	13D/A	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David A. Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,434,124
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,434,124
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,434,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 03823M100	13D/A	Page 7 of 17

This Amendment No. 13 to Schedule 13D (“Schedule 13D” or this “Statement”) amends and restates the initial statement on Schedule 13D relating to the Common Stock of Applied Minerals, Inc. (f/k/a Atlas Mining Company) filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008, as amended by Amendment No. 9 filed on October 27, 2008, as amended by Amendment No. 10 filed on January 12, 2009, as amended by Amendment No. 11, filed on May 20, 2009, and as amended by Amendment No. 12, filed on January 29, 2010.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company. On September 28, 2007, IBS Capital LLC (“IBS Capital”) became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of The IBS Opportunity Fund (BVI), Ltd. On December 29, 2010, the IBS Opportunity Fund (BVI), Ltd. was continued into the Commonwealth of the Bahamas as The IBS Opportunity Fund, Ltd., an international business company organized under the laws of the Commonwealth of the Bahamas (the “Opportunity Fund”). On December 29, 2010, IBS Capital became the investment manager of the Opportunity Fund.

Item 1.	Security and Issuer.

IBS is the general partner of the QP Turnaround Fund and LP Turnaround Fund, and the investment manager of the Opportunity Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS Capital. This Schedule 13D is filed jointly by QP Turnaround Fund, the LP Turnaround Fund, the Opportunity Fund, IBS Capital, and Mr. Taft (collectively referred to herein as the “Filers,” each a “Filer”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value (“Common Stock” or “Shares”) of Applied Minerals, Inc., a Delaware corporation (“Company”). The address of the Company’s principal executive office is 110 Greene Street, Suite 1101, New York, New York 10012.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding

CUSIP NO. 03823M100	13D/A	Page 8 of 17

(excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Opportunity Fund is an international business company organized under the laws of the Commonwealth of the Bahamas. Its principal business is investing in securities. The address of its principal office is c/o Lennox Paton Corporate Services Limited, Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau, Bahamas. The names, principal occupations, addresses and citizenship of its directors are set forth in Schedule A hereto. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS Capital is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Taft is a member and the president of IBS Capital. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

10% Convertible PIK-Election Convertible Notes. On May 17, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “May 2010 $1.00 Primary Notes”) on substantially the same terms and conditions. The principal amount of the May 2010 $1.00 Primary Note issued to the QP Turnaround Fund was $260,000 and the principal amount of the May 2010 $1.00 Primary Note issued to LP Turnaround Fund was $240,000.

On June 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “June 2010 $1.00 Interest Notes”) in respect of interest due on the May 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the June 2010 $1.00 Interest Notes issued to the QP Turnaround Fund was $2,094 and the principal amount of the June $1.00 Interest Note issued to the LP Turnaround Fund was $1,933.

CUSIP NO. 03823M100	13D/A	Page 9 of 17

On October 21, 2010, pursuant to a series of note issuances, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “October 2010 $1.00 Primary Notes”) on substantially the same terms and conditions. The principal amount of the October 2010 $1.00 Primary Note issued to the QP Turnaround Fund was $650,000 and the principal amount of the October 2010 $1.00 Primary Note issued to LP Turnaround Fund was $350,000.

On December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “December-May 2010 $1.00 Interest Notes”) in respect of interest due on the May 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the December-May 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $13,105 and the principal amount of the December-May 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $12,097.

On December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “December-October 2010 $1.00 Interest Notes”) in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the December-October 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $9,931 and the principal amount of the December-October 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $5,347.

The May 2010 $1.00 Primary Notes, June 2010 $1.00 Interest Notes, October 2010 $1.00 Primary Notes, December-May 2010 $1.00 Interest Notes, and December-October 2010 $1.00 Interest Notes shall be referred to herein collectively as the “Notes,” each a “Note.” The terms and conditions of the Notes are further described in Item 6 of this Statement.

The source of funds was the working capital of the QP Turnaround Fund and the LP Turnaround Fund. The Company’s issuance of the Notes to the QP Turnaround Fund and the LP Turnaround did not materially affect the Filers’ beneficial ownership of the Shares (as the term “material” is used in Rule 13d-2 to the Act).

Shares Purchased on March 28, 2011 in Private Placement. On March 28, 2011, IBS Capital and Mr. Taft became the indirect beneficial owners of 2,500,000 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 1,385,000 Shares at the price of $0.80 per Share, the LP Turnaround Fund purchased 459,000 Shares at the price of $0.80 per Share, and the Opportunity Fund purchase 656,000 Shares at the price of $0.80 per Share. The source of funds was the working capital of the purchasers.

Item 4.	Purpose of Transaction.

On October 17, 2008, the board of directors of the Company appointed Mr. Taft as a director of the Company. On October 27, 2009, the shareholders of the Company elected Mr. Taft as a director of the Company, and on June 10, 2010, the shareholders of the Company re-elected Mr. Taft as a director of the Company.

Upon the occurrence of certain events specified in the Notes (further described in Item 6 of this Statement), the amounts under the Notes are potentially convertible into an aggregate 1,544,507 shares of Common Stock, which include: (i) 935,130 Shares into which amounts outstanding under the Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 609,377 Shares into which amounts outstanding under the Note issued by the Company to the LP Turnaround Fund are convertible.

CUSIP NO. 03823M100	13D/A	Page 10 of 17

On March 28, 2011, IBS Capital and Mr. Taft became the indirect beneficial owners of 2,500,000 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 1,385,000 Shares at the price of $0.80 per Share, the LP Turnaround Fund purchased 459,000 Shares at the price of $0.80 per Share, and the Opportunity Fund purchase 656,000 Shares at the price of $0.80 per Share.

The Filers intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the Company’s response to the actions suggested by the Filers, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock on the open market, in private transactions or otherwise, communicating with the Company or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Company. Except as set forth herein, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of March 28, 2011, the QP Turnaround Fund directly beneficially owns, in the aggregate, 10,774,748 Shares, which represents 14.9% of the Company’s Common Stock. The LP Turnaround Fund directly beneficially owns, in the aggregate, 4,836,782 Shares, which represents 6.7% of the Company’s Common Stock. The Opportunity Fund beneficially owns, in the aggregate, 3,822,594 Shares, which represents 5.3% of the Company’s Common Stock. Each of IBS Capital and Mr. Taft indirectly beneficially own, in the aggregate, 19,434,124 Shares, which represents 26.8% of the Company’s Common Stock. The Shares indirectly beneficially owned by each of IBS Capital and Mr. Taft are directly beneficially owned directly by the QP Turnaround Fund (10,774,748 Shares), the LP Turnaround Fund (4,836,782 Shares), and the Opportunity Fund (3,822,594 Shares).

The percentages used in this Statement are calculated on the basis of 72,508,522 Shares, including: (i) 69,696,022 outstanding Shares, as reported in the Company’s Registration Statement on Form S-1/A, as filed with the Commission on December 27, 2010 (and made effective as of December 30, 2011 pursuant to the Notice of Effectiveness issued by the Commission on December 30, 2010) and (ii) 2,812,500 Shares issued on March 28, 2011 to purchasers in a private placement (including the aggregate 2,500,000 Shares issued to the QP Turnaround Fund, the LP Turnaround Fund, and the Opportunity Fund as reported in Items 3, 4 and 5 of this Schedule 13D), as reported in the Company’s Current Report on Form 8-K, as filed with the Commission on March 31, 2011.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2, 3, 4, 5 and 6 hereof, which relates to beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

(c)

Amendment to Disclosure Regarding Shares Issued On December 17, 2009 Upon Conversion of 2008-2009 Notes. In Amendment No. 12 to Schedule 13D, the then-current Filers reported that the Company issued Shares to the QP Turnaround Fund and LP Turnaround Fund on December 17, 2010 upon the conversion of those certain: (i) 10% PIK-Election Convertible Notes issued by the Company to the QP Turnaround Fund and the LP Turnaround Fund on December 30, 2008 (collectively, the “.35 Primary Notes”), as reported in Amendment No. 10 to Schedule 13D; (ii) 10% PIK-Election Convertible Notes issued by the Company on May 4, 2009 to the QP Turnaround Fund and the LP Turnaround Fund

CUSIP NO. 03823M100	13D/A	Page 11 of 17

(collectively, the “.50 Primary Notes”), as reported in Amendment No. 11 to Schedule 13D; (iii) 10% PIK-Election Convertible Notes issued by the Company to the QP Turnaround Fund and the LP Turnaround Fund on June 15, 2009 in respect of interest due on the .35 Primary Notes (the “.35 Interest Notes”), as reported in Amendment No. 12 to Schedule 13D; and (iv) 10% PIK-Election Convertible Notes issued by the Company to each of the QP Turnaround Fund and LP Turnaround Fund on June 15, 2009 in respect of interest due on the .50 Primary Notes (the “.50 Interest Notes”), as reported in Amendment No. 12 to Schedule 13D. The descriptions of the: (i) .35 Primary Notes provided in Amendment No. 10 to Schedule 13D; (ii) .50 Primary Notes provided in Amendment No. 11 to Schedule 13D; (iii) .35 Interest Notes provided in Amendment No. 12 to Schedule 13D; and (iv) .50 Interest Notes provided in Amendment No. 12 to Schedule 13D are qualified in their entirety by the descriptions of such 2008-2009 Notes (defined below) in the respective above-indicated Amendments to Schedule 13D, each of which are incorporated herein by reference. The .35 Primary Notes, .50 Primary Notes, .35 Interest Notes, and .50 Interest Notes shall be collectively referred to herein as the “2008-2009 Notes.”

Item 5 to Amendment No. 12 to Schedule 13D contained a disclosure regarding the number of Shares issued to the QP Turnaround Fund and the QP Turnaround Fund on December 17, 2009 upon the conversion of the 2008-2009 Notes. Such disclosure is hereby amended as follows solely for the purpose of reflecting the number of Shares actually received by the QP Turnaround Fund and the LP Turnaround Fund upon final settlement of the December 17, 2010 conversions:

On December 17, 2009, the Company issued an aggregate 1,798,484 Shares to the QP Turnaround Fund and an aggregate 816,438 Shares to the LP Turnaround Fund upon conversion of the entire amounts outstanding under the Notes as follows: (i) 1,073,257 Shares to the QP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $375,640 due under the .35 Primary Note that was issued to the QP Turnaround Fund; (ii) 417,377 Shares to the LP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $146,082 due under the .35 Primary Note that was issued to the LP Turnaround Fund; (iii) 51,143 Shares to the QP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $17,900 due under the .35 Interest Note that was issued to the QP Turnaround Fund; (iv) 19,889 Shares to the LP Turnaround Fund upon the conversion at the .35 Conversion Price of the outstanding amount of $6,961 due under the .35 Interest Note that was issued to the LP Turnaround Fund; (v) 666,796 Shares to the QP Turnaround Fund upon the conversion at the .50 Conversion Price of the outstanding amount of $333,399 due under the .50 Primary Note that was issued to the QP Turnaround Fund; (vi) 375,072 Shares to the LP Turnaround Fund upon the conversion at the .50 Conversion Price of the outstanding amount of $187,537 due under the .50 Primary Note that was issued to the LP Turnaround Fund; (vii) 7,288 Shares to the QP Turnaround Fund upon the conversion .50 Conversion Price of the outstanding amount of $3,644 due under the .50 Interest Note that was issued to the QP Turnaround Fund; and (viii) 4,100 Shares to the LP Turnaround Fund upon the conversion .50 Conversion Price of the outstanding amount of $2,050 due under the .50 Interest Note that was issued to the LP Turnaround Fund. After the completion of these transactions, (i) the QP Turnaround Fund beneficially owned 9,712,082 Shares; (ii) the LP Turnaround Fund beneficially owned 4,357,480 Shares; and (iii) the Opportunity Fund beneficially owned 2,515,275 Shares.

Shares Purchased on March 28, 2011. On March 28, 2011, IBS Capital and Mr. Taft became the indirect beneficial owners of 2,500,00 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 1,385,000 Shares at the price of $0.80 per Share, the LP Turnaround Fund purchased 459,000 Shares at the price of $0.80 per Share, and the Opportunity Fund purchased 656,000 Shares at the price of $0.80 per Share.

CUSIP NO. 03823M100	13D/A	Page 12 of 17

(d)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

10% Convertible PIK-Election Convertible Notes. On May 17, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “May 2010 $1.00 Primary Notes”) on substantially the same terms and conditions. The principal amount of the May 2010 $1.00 Primary Note issued to the QP Turnaround Fund was $260,000 and the principal amount of the May 2010 $1.00 Primary Note issued to LP Turnaround Fund was $240,000. Upon the occurrence of certain events specified in the May 2010 $1.00 Primary Notes (further described below), the outstanding amounts under the May 2010 $1.00 Primary Notes are potentially convertible into an aggregate 500,000 Shares of Common Stock, which include: (i) 260,000 Shares into which the outstanding amount under the May 2010 $1.00 Primary Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 240,000 Shares into which the outstanding amount under the May 2010 $1.00 Primary Note issued by the Company to the LP Turnaround Fund are convertible.

On June 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “June 2010 $1.00 Interest Notes”) in respect of interest due on the May 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the June 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $2,094 and the principal amount of the June $1.00 Interest Note issued to the LP Turnaround Fund was $1,933. Upon the occurrence of certain events specified in the June 2010 $1.00 Interest Notes (further described below), the outstanding amounts under the June 2010 $1.00 Interest Notes are potentially convertible into an aggregate 4,027 Shares of Common Stock, which include: (i) 2,094 Shares into which the outstanding amount under the June 2010 $1.00 Interest Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 1,933 Shares into which the outstanding amount under the June 2010 $1.00 Interest Note issued by the Company to the LP Turnaround Fund are convertible.

On October 21, 2010, pursuant to a series of note issuances, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “October 2010 $1.00 Primary Notes”) on substantially the same terms and conditions. The principal amount of the October 2010 $1.00 Primary Note issued to the QP Turnaround Fund was $650,000 and the principal amount of the October 2010 $1.00 Primary Note issued to LP Turnaround Fund was $350,000. Upon the occurrence of certain events specified in the October 2010 $1.00 Primary Notes (further described below), the outstanding amounts under the October 2010 $1.00 Primary Notes are potentially convertible into an aggregate 1,000,000 Shares of Common Stock, which include: (i) 650,000 Shares into which the outstanding amount under the October 2010 $1.00 Primary Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 350,000 Shares into which the outstanding amount under the October 2010 $1.00 Primary Note issued by the Company to the LP Turnaround Fund are convertible.

On December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “December-May 2010 $1.00 Interest Notes”) in respect of interest due on the May 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the December-May 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $13,105 and the principal amount of the December-May 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $12,097. Upon the occurrence of certain events specified in the December-May 2010 $1.00 Interest Notes (further described below), the outstanding amounts under the December-May 2010 $1.00 Interest Notes are potentially convertible into an aggregate 25,202 Shares of Common Stock, which include: (i) 13,105 Shares into which the outstanding amount under the December-May 2010 $1.00 Interest Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 12,097 Shares into which the outstanding amount under the December-May 2010 $1.00 Interest Note issued by the Company to the LP Turnaround Fund are convertible.

CUSIP NO. 03823M100	13D/A	Page 13 of 17

On December 15, 2010, the Company issued to each of the QP Turnaround Fund and the LP Turnaround Fund a 10% PIK-Election Convertible Note (the “December-October 2010 $1.00 Interest Notes”) in respect of interest due on the October 2010 $1.00 Primary Notes on substantially the same terms and conditions. The principal amount of the December-October 2010 $1.00 Interest Note issued to the QP Turnaround Fund was $9,931 and the principal amount of the December-October 2010 $1.00 Interest Note issued to the LP Turnaround Fund was $5,347. Upon the occurrence of certain events specified in the December-October 2010 $1.00 Interest Notes (further described below), the outstanding amounts under the December-October 2010 $1.00 Interest Notes are potentially convertible into an aggregate 15,278 Shares of Common Stock, which include: (i) 9,931 Shares into which the outstanding amount under the December-October 2010 $1.00 Interest Note issued by the Company to the QP Turnaround Fund are convertible and (ii) 5,347 Shares into which the outstanding amount under the December-October 2010 $1.00 Interest Note issued by the Company to the LP Turnaround Fund are convertible.

Each Note has a maturity date of December 15, 2018.

At the noteholder’s option, amounts outstanding under a Note may be converted into Common Stock at any time after the Company has authorized sufficient shares to convert such amounts outstanding into Common Stock at the conversion price of $1.00 per Share (the “Conversion Price”). The amount outstanding under a Note shall be mandatorily converted into Common Stock of the Company at the applicable Conversion Price upon: (i) the Company’s authorization of a sufficient number of shares to convert amounts outstanding under all of the notes in the series into Common Stock; (ii) the average closing bid or market price of Common Stock for the preceding five days being in excess of the applicable Conversion Price; and (iii) either (a) the Company has filed a registration statement for the resale of the number of shares of Common Stock into which the outstanding amount under a Note is convertible or (b) the shares are resalable under Rule 144 of the Act.

This description is qualified in its entirety by reference to the form of the May 2010 $1.00 Primary Note that is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Commission on May 20, 2010, and the form of the October 2010 $1.00 Primary Note that is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Commission on October 28, 2010, both of which are incorporated herein by reference.

Registration Rights Agreements. Each of the QP Turnaround Fund and the LP Turnaround Fund are also parties to Registration Rights Agreements, pursuant to which Shares converted pursuant to the Notes may be registered with the Commission. This description is qualified in its entirety by reference to the forms of Registration Rights Agreements that are filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the Commission on May 20, 2010 and Exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the Commission on October 28, 2010, both of which are incorporated herein by reference.

Other Matters. Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 03823M100	13D/A	Page 14 of 17

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

(1) Joint Filing Agreement, dated as of April 14, 2011, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), The IBS Opportunity Fund, Ltd., IBS Capital LLC, and David A. Taft.

CUSIP NO. 03823M100	13D/A	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 14, 2011

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS OPPORTUNITY FUND, LTD.

By:	IBS CAPITAL LLC
Investment Manager

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

CUSIP NO. 03823M100	13D/A	Page 16 of 17

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 14th day of April, 2011.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS OPPORTUNITY FUND, LTD.

By:	IBS CAPITAL LLC
Investment Manager

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

CUSIP NO. 03823M100	13D/A	Page 17 of 17

SCHEDULE A

Name	Principal Occupation	Principal Business Address	Citizenship
David A. Taft	Member and President of IBC Capital LLC	One International Place, Suite 2401, Boston, Massachusetts 02110	United States of America

David Blair	Managing Director of the Custom House Group of Companies	25 Eden Quay Dublin 1 Ireland	United Kingdom

Izabella Koeijers	Lawyer	Montagne di Rey 466D Williamstad Curacao	The Netherlands